July 17, 2009

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:          Lowe’s Companies, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2009
Filed March 31, 2009
File No. 1-7898

Dear Mr. Hartz:

Lowe's Companies, Inc. (the “Company”) is pleased to respond to the comment of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K, as set forth in your letter dated June 22, 2009.  The Company first sets forth your comment, and then provides the response in italics addressing your comment.

In connection with the Company’s response to the staff’s comment, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these issues further, please contact us.

Sincerely,

/s/ Matthew V. Hollifield

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Critical Accounting Policies and Estimates
Long-Lived Asset Impairment

Comment

In the future, if it becomes reasonably likely that impairment charges could be material to a reporting period, please provide a more comprehensive discussion of your impairment policy.  In this regard, please address the following items:

•	Clarify whether your asset group is at the individual store level.
•	Discuss the geographic location of the stores for which you recorded impairment charges and the stores that were at risk for impairment.
•	Include a more specific discussion of how you identify when circumstances indicate store assets may not be recoverable. Please disclose how frequently you evaluate these circumstances.
•	Discuss how you establish cash flows and allocate expenses by asset group.
•
Include a more specific and comprehensive discussion regarding how you determine the fair value of your asset group.  In this regard, please more specifically address the impact of local market conditions.

•
Include a qualitative and quantitative description of the critical assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.  For example, consider presenting meaningful information regarding the following:

-	Use of an income based or market based approach
-	Cash flows
-	Growth rates
-	Discount rates
-	Use of a weighted average cost of capital or a cost of equity method
-	Risk applications
-	Control premiums
•	Discuss quantitative information regarding any significant known trends.
•	Discuss any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  This could include uncertainties regarding the recoverability of recorded assets.  We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.  In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment charges may be recorded.

Response

We assess materiality on both a quarter and year-to-date basis with each filing, and while we do not currently believe it is reasonably likely that impairment charges will be material to our operating results, we have reviewed our most recent disclosure in light of the staff’s recommendations and will include enhanced disclosure relating to the following bulleted items in our second quarter Form 10-Q:

•	Clarify that our asset group is at the individual store level
•	More specific discussion of how we identify when circumstances indicate that store assets may not be recoverable and how frequently we evaluate those circumstances
•	Discussion of how we establish cash flows and allocate expenses by asset group
•	More specific and comprehensive discussion regarding how we determine the fair value of our asset group, including the impact of local market conditions
•
Enhanced qualitative and quantitative description of the critical assumptions we use in our impairment analysis and, to the extent changes in them are material, a sensitivity analysis of those assumptions based on reasonably likely changes

•	Discussion of any material and useful information that we analyze regarding the risks of recoverability of our assets.

The specific language of the enhanced disclosure will be determined based on the information available at that time; however, an example of how that disclosure may appear is provided in Exhibit A. In drafting this disclosure, we have limited our discussion to operating store impairment within “Critical Accounting Policies and Estimates,” based on the materiality of the population of operating stores and the number of estimates required to evaluate an operating store for impairment.  Operating stores account for approximately 85% of the Company’s long-lived assets.

Please note that while we agree that all of the staff’s recommendations could provide meaningful information to investors to the extent the relevant factors exist, several of the factors set forth in the staff’s comments do not have a significant impact on our impairment analysis at this time.  For example, the geographic location of stores impaired or at risk for impairment, while considered, provides no significant impact to our evaluation.  In addition, no significant trends currently exist that warrant disclosure.  In the event that additional factors and trends have a significant impact in our evaluation of operating store impairment going forward, we will adjust our disclosures accordingly.

In accordance with Item 303 of Regulation S-K, we will continue to consider and evaluate any material uncertainties that may significantly impact our future operating results, including information about uncertainties related to the recoverability of our assets. In the event that we identify significant trends or changes in our estimates or assumptions, we will update our disclosures to help investors better understand our impairment analysis so they can better analyze the likelihood and magnitude of potential future impairments.

Exhibit A

The following represents a preliminary draft of future disclosure regarding our operating store impairment policy.  The actual information we include in our future filings about our operating store impairment policy may differ to some extent from the disclosure that appears below.  Investors should not rely upon this information until we have included it in its final form in a periodic report we file with the Commission under the Securities Exchange Act of 1934, as amended.

Operating Store Impairment

Description
At July 31, 2009, $XX.X billion of the Company’s long-lived assets were associated with operating stores.  We review the carrying amounts of operating stores whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When evaluating operating stores for impairment, our asset group is at an individual store level, as that is the lowest level for which cash flows are identifiable.

We evaluate operating stores on a quarterly basis to determine when store assets may not be recoverable. Our primary indicator that operating store assets may not be recoverable is negative cash flow for a continuous period of 12 months for those stores that have been open in the same location for a sufficient period of time to allow for meaningful analysis of operating results. Management also monitors newly opened stores to gauge if operating results are in line with original projections. Factors potentially impacting those stores may include the time at which the store opened in its specific market, given the current economic cycle, and whether a store location is owned or leased. Furthermore, management monitors other factors when evaluating operating stores for impairment, including individual stores’ execution of their operating plans and other local market conditions, including incursion, which is the opening of either other Lowe’s stores or direct competitors’ stores competing within the same market.

For operating stores, a potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the store assets are less than the carrying value of the assets. These cash flows are calculated at the individual store level. When determining the stream of cash flows associated with an individual operating store, management must make assumptions about key store variables, including sales, gross margin and controllable expenses such as store payroll, occupancy expense and advertising costs that are tracked at the individual store level. Assumptions about growth rates and incursions are also incorporated into an analysis of sales. Those growth rates are adjusted for local market conditions based upon discussions with individual store operators, who generally have the best knowledge of conditions in a particular market. Depreciation expense is tracked at the store level, as fixed assets are attributable to individual stores.  In the calculation of cash flows, the most significant adjustment to an individual store’s profit is adding back depreciation expense.

An impairment loss is recognized when the carrying amount of the operating store is not recoverable and exceeds its fair value. We use an income-based approach to determine the fair value of our operating stores that involves making assumptions regarding both a store’s future cash flows, as described above, and the discount rate to determine the present value of those future cash flows. We discount our cash flow estimates at a rate based upon the risk free rate plus the average credit spread of selected market participants, which is a group of other retailers with a store footprint similar in size to ours.

We recorded operating store impairment charges of $X million and $X million for the three and six month periods ended July 31, 2009, respectively.

Judgments and uncertainties involved in the estimate
Our impairment loss calculations require us to apply judgment in estimating expected future cash flows, including estimated sales, margin and controllable expenses and assumptions about market performance. We also apply judgment in estimating asset fair values, including the selection of a risk-adjusted discount rate for those estimated future cash flows.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to estimate the future cash flows of operating stores during the past three fiscal years. If the actual results of our operating stores are not consistent with the assumptions and judgments we have made in estimating future cash flows and determining asset fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses.

At July 31, 2009, the carrying value of operating stores that we considered at risk and that were evaluated for impairment was $X million. A 1% decrease in the sales growth rate we assumed during the estimated turn-around period for the operating stores evaluated for impairment would have decreased net earnings by approximately $X million and $X million for the three and six month periods ended July 31, 2009, respectively. A 1% increase in the sales growth rate we assumed during the estimated turn-around period for the operating stores evaluated for impairment would have increased net earnings by approximately $X million and $X million for the three and six month periods ended July 31, 2009, respectively.  We analyzed other assumptions we made in estimating future cash flows of operating stores evaluated for impairment, but the sensitivity of those assumptions was not significant to the estimates.